

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Vivek Sankaran
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, Idaho 83706

> **Re: Albertsons Companies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 2, 2022**
> **File No. 001-39350**

Dear Vivek Sankaran:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C Filed December 2, 2022

Questions and Answers About the Merger, page 1

1.   Please add a Question and Answer that explains the current anti-trust issues that the Company is facing with respect to completing the Merger.

Q: What will I be entitled to receive pursuant to the Merger as a stockholder of the Company?, page 2

2.   Elaborate upon the answer to this question by providing an example of how the SpinCo Consideration Amount might reasonably be determined, along with indications of how the amounts could change depending upon how the facts could change.

Q: I am not eligible to receive the Pre-Closing Dividend because I was not a holder of record ... ?, page 4

3.   In the answer to this question, please reiterate that the Merger Consideration to be received by stockholders who are holders of record subsequent to October 24, 2022 will be adjusted for the Pre-Closing Dividend and the SpinCo Consideration Amount.

Q: When will the Company pay the Pre-Closing Dividend?, page 4

4.   In the answer to this question, please revise to reflect all current litigation and/or claims as they relate to the timing of payment of the Pre-Closing Dividend. Please discuss the potential outcomes of such claims, including whether the Merger would close if the Pre-Closing Dividend was delayed or terminated and how that might affect the consideration to be paid to stockholders. Please update the Background to the Merger as well.

Q. Is the payment of the Pre-Closing Dividend contingent on the Merger closing?, page 5

5.   Considering the lack of this contingency, explain to stockholders why the Merger Consideration will be adjusted to take it into account.

Q. When will I know more about SpinCo and the adjustment to the Merger Consideration?, page 6

6.   Elaborate upon the answer to this question to explain how you will provide more information, if not in this information statement.

Summary, page 8

7.   Please include the "local banner names" for Kroger stores as you do for Albertson's stores.

Dividends, page 17

8.   We note that you have a history of paying dividends, including your most recent dividend of $0.12 per share to stockholders of records as of the close of business on October 31, 2022. We also note your pending Pre-Closing Dividend of $6.85 per share. Please explain the nature of the change in the amount of the dividends. We also note your statement that "[t]he Company is permitted under the Merger Agreement to continue to pay regular quarterly cash dividends on the Common Stock and to holders of Preferred Stock." Please disclose whether you currently have any intentions of continuing to pay regular quarterly cash dividends after paying the Pre-Closing Dividend and before the Merger closes.

The Merger
Background to the Merger, page 19

9. Elaborate upon the concerns that Party A had raised with respect to the transaction.

10. Please elaborate upon the material discussions and negotiations that occurred at the meetings that took place between May 5 and June 5, 2022, to describe any material developments regarding anti-trust issues and the various strategic alternatives.

11. Please provide additional detail on how Kroger determined the terms and valuation of its preliminary non-binding indication of interest submitted on June 25, 2022, including the per share price, the cap on number of stores to be divested, and the time period for divestitures and termination fees, as well as other terms and conditions. Please also describe in further detail the material discussions and negotiations that occurred for each subsequent meeting, with a focus on the discussions and negotiations surrounding anti-trust concerns and the divestment of stores, including the potential alternatives for the divestment of stores, which stores may be divested, and the structure and timing of the SpinCo.

12. Clarify whether the manner in which the Pre-Closing Dividend would be calculated was negotiated between the parties and, if so, revise to summarize the nature of those negotiations. In this regard, you mention in your negotiations with Party A that you could pay dividends equal to the aggregate reduction in the Company's net debt between signing and closing of the transaction; however, it's not clear after that point how you arrived at the final amount of the Pre-Closing Dividend, except that it appears to have been limited to an amount not to exceed $4 billion. Disclose when the Board determined the Pre-Closing Dividend to be advisable.

Recommendation of the Company's Board and Reasons for the Merger, page 35

13. In considering the risks and factors weighing against the Merger, please tell us whether the Board considered any risks associated with paying the Pre-Closing Dividend. Please also tell us if the Board plans to reconsider the transaction in the event that such divided might not be paid due to the temporary restraining order or otherwise. If not, please tell us why not.

14. In considering the risks and factors weighing against the Merger, disclose whether the Board considered that, as a controlled company, the transaction was ultimately approved by the Majority Common Stockholders, without giving all stockholders the opportunity to vote on the transaction.

Projected Financial Information on the Company, page 50

15. We note the following statements on pages 51 and 53:

    • "In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to rely on the Forecasts included in this information statement."

- "In light of the foregoing factors and the uncertainties inherent in the SpinCo Estimates, stockholders are cautioned not to rely on the SpinCo Estimates included in this information statement with respect to SpinCo. The actual information may differ materially from the information contained herein."

       While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

16. Elaborate upon the assumptions and estimates as to future events that were made by management, including the various factors listed here such as timing of business investments, capital expenditures, changes in actual or projected cash flows, etc.

Estimated Financial Information of SpinCo
Four-Wall EBITDA, page 52

17. We note that in the SpinCo Estimates, the Four-Wall EBITDA and Real Estate Value was provided for 100 Stores and for 375 stores, with 375 stores treated as the high-end of the number of stores to be contributed to SpinCo pursuant to the Merger Agreement. However, we note that the divestiture cap is 650 stores. In the Background to the Merger section, please disclose how you determined the high-end number and the divestiture cap, and explain why these are not the same numbers. Additionally, in the event that there are more than 375 stores contributed to SpinCo, please explain how that will affect the Board's determination to continue to recommend the transaction.

Potential Range of SpinCo Consideration, page 75

18. Clarify how you arrived at the various scenarios you discuss here by explaining the number of stores, at a minimum, these amounts assume.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services